UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 4, 2023

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

ASLAN Pharmaceuticals announces partnership to manufacture high concentration formulation of eblasakimab for future studies

On January 3, 2023, ASLAN Pharmaceuticals Limited (the “Company”) announced a partnership with Thermo Fisher Scientific to manufacture a high concentration formulation of eblasakimab for future Phase 3 studies.

ASLAN has developed a high concentration formulation of eblasakimab allowing up to 400mg eblasakimab to be administered in a single subcutaneous injection and suitable for use with different devices. Thermo Fisher plans to commence manufacturing the new formulation in its commercial-scale Good Manufacturing Practices (GMP) certified manufacturing facilities in January 2023.

Further information is set out in the press release attached hereto as Exhibit 99.1 and which is incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405), Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form S-8 (File No. 333-252118) and Registration Statement on Form S-8 (File No. 333-263843).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company and/or its affiliates. These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop, commercialize and manufacture eblasakimab; the safety and efficacy of eblasakimab; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for eblasakimab; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis; and the Company’s cash runway. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans; and reliance on third parties, including Thermo Fisher Scientific, Inc. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 25, 2022. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release dated January 3, 2023 regarding announcement of partnership to manufacture high concentration formulation of eblasakimab for future studies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: January 4, 2023